UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/MF No. 76.535.764/0001-43 NIRE 33.300.29520-8 Publicly-Held Company NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the Notice to the Market dated June 19, 2018, hereby informs its shareholders and the market in general that it has been informed that the term for the filing of opposing statements against the order given by the Brazilian Competition Authority (Conselho Administrativo de Defesa Econômica – CADE), which approved Oi’s application for a declaration that there is no need to adjudicate on the capital increase of the Company through the capitalization of part of the Unsecured Credits held by the Qualified Unsecured Bondholders (“Capital Increase”), in accordance with the judicial reorganization plan approved by the Creditors’ General Meeting and ratified by the 7th Corporate Court of the Capital of the Rio de Janeiro State (“Plan”), has expired with no opposing statements.

Therefore, since the aforementioned decision has been fully confirmed, the proceeding before CADE has terminated and all Conditions Precedent set forth in the Plan for the Capital Increase have been duly satisfied or waived.

The Company will keep its shareholders and the market informed about any material development of the issue addressed herein.

Rio de Janeiro, July 5, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer